# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Capital Corp., CIK 0001675033
CUSIP: 390320703
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Date of event which requires filing of this statement: 08/27/2025
Amends the filing with accession number 0001140361-24-049530
Filed by CIK 0001831096
Persons authorized to receive notices and communications: Jason W. Reese, Great Elm Group, Inc., 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410, (617) 375-3006

## Reporting persons
- Great Elm Group, Inc. (CIK 0001831096): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,438,079; shared voting power 0; sole dispositive power 1,438,079; shared dispositive power 0; aggregate amount beneficially owned 1,438,079 (11.1% of the class)
  Comment: Note to Row 13: Based on 12,977,634 shares of common stock, par value $0.01, outstanding, which includes (i) 11,568,378 shares outstanding as reported on the Issuer's (as defined below) Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2025, filed August 4, 2025, (ii) 119,256 shares issued under the Issuer's ATM Facility (as defined below) since the filing of the Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2025 and (iii) 1,290,000 shares issued to Poor Richard LLC on August 27, 2025 (as described under Item 5 below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Great Elm Capital Corp.
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Comment: This Amendment No. 13 to the statement of beneficial ownership on Schedule 13D (this "Amendment No. 13") amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the "SEC") on October 1, 2019, as amended by Amendment No. 1 dated October 1, 2020, Amendment No. 2 dated December 31, 2020, Amendment No. 3 dated September 20, 2021, Amendment No. 4 dated May 11, 2022, Amendment No. 5 dated June 17, 2022, Amendment No. 6 dated January 3, 2022, Amendment No. 7 dated January 24, 2023, Amendment No. 8 dated September 22, 2023, Amendment No. 9 dated February 12, 2024, Amendment No. 10 dated June 24, 2024, Amendment No. 11 dated September 25, 2024 and Amendment No. 12 dated December 13, 2024 (as so amended, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 (the "Common Stock"), of Great Elm Capital Corp., a Maryland corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 13 shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 12,977,634 shares of Common Stock outstanding. The aggregate number of shares of Common Stock outstanding includes (i) 11,568,378 shares, which is the number of shares of Common Stock outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2025, filed August 4, 2025, (ii) 119,256 shares issued under the at-the market facility pursuant to the Equity Distribution Agreement as described in the Issuer's prospectus supplement dated May 6, 2025 ("ATM Facility") since the filing of the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2025 and (iii) 1,290,000 shares of Common Stock issued to Poor Richard LLC as reported on the Issuer's Current Report on Form 8-K, filed on August 27, 2025.

As of August 27, 2025, the Reporting Person may be deemed to beneficially own 1,438,079 shares of Common Stock, which represents approximately 11.1% of the issued and outstanding shares of Common Stock.

To the Reporting Person's knowledge, the directors and executive officers of the Reporting Person beneficially own in the aggregate 2,580,254 shares of Common Stock, which represents approximately 19.9% of the issued and outstanding shares of Common Stock.

## Signatures
- Great Elm Group, Inc.: /s/ Keri A. Davis, Keri A. Davis/Chief Financial Officer & Chief Accounting Officer (08/27/2025)